Rec'd 7/10/02

VF 7-31-02

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SECURITIES AND E

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Duff + Phelps Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

RECD S.E.C.
JUL 1 0 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DUFF & PHELPS SECURITIES, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 10 2002

DIVISION OF MARKET REGULATION

Table of Contents

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Member of
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2001 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2000, in conformity with generally accepted accounting principles.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules 1, 2 and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2002

DUFF & PHELPS SECURITIES, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	25,000
	$	25,000
Member's Equity		
Member's equity (note 5)	$	25,000
	$	25,000

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Income

Year ended December 31, 2001

Private placement fees (note 4)	$	320,000
Expenses		
Allocated expenses from parent company (note 3)		320,000
Net Income	$	—

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2001

		Member's Investment	Undistributed Earnings	Total
Balance, as of December 31, 2000	$	158,313	—	158,313
Net income		—		—
Distribution to member		(133,313)	—	(133,313)
Balance, as of December 31, 2001	$	25,000	—	25,000

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating acitvities:		
Net income	$	—
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Decrease in liabilities due to parent		(25,986)
Cash used in operating activities		(25,986)
Cash flows from financing activities:		
Distribution to member		(133,313)
Net cash used in financing acitivities		(133,313)
Net decrease cash		(159,299)
Cash, beginning of year		184,299
Cash, end of year	$	25,000

See accompanying notes to financial statements.

(1) Nature of business and ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware company formed on June 24, 1997, and is registered as a broker with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (parent company).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Since inception, the Company has only performed private placement of debt and equity securities.

(2) Significant accounting policies

Basis of financial statement presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices in the broker-dealer industry. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and expenses are recognized when an obligation is incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Personal assets and liabilities

In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the members including their obligation for income taxes on their distributive shares of the net income of the Company or their rights to refunds on its net loss, nor any provision for income tax expenses or refunds.

Cash

The Company maintains cash balances at a bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, cash balances exceeded the insured limits.

Furniture, fixtures and equipment

The Company is allocated expenses that cover use of office space, furniture and equipment, and therefore these items are carried on the books of the parent company.

Income taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies which allows for complete pass-through of taxable income to its members. Therefore, no federal or state income tax provision is required.

(3) Allocation of expenses from parent

The parent company is the sole member of the Company. Effective July 1, 1996, the Company entered into an agreement to pay the parent company its allocable share of expenses and costs incurred by the parent company, on a fair basis in the proportion that the revenue recorded by the Company bears to the consolidated revenue of both entities, up to the amount of revenue recorded by the Company. The amount of allocated expenses for the year ended December 31, 2001 is $320,000.

(4) Major customers

Revenue for the year ended December 31, 2001, includes one customer representing approximately 84% of total revenue.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $25,000 and a net capital requirement of $5,000. At December 31, 2001, the Company's aggregate indebtedness was $0.

(6) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2001.

Schedule 1

DUFF & PHELPS, SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Aggregated Indebtedness		
Nontrade payables, total aggregate indebtedness	$	—
Minimum required net capital	$	5,000
Net Capital		
Members' equity	$	25,000
Deductions, haircuts on securities owned		—
		25,000
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	20,000
Ratio of aggregated indebtedness to net capital		N/A

There is not a material difference between the Company's Computations of Aggregated Indebtedness and Net Capital as reported by Registrant in Part IIA on From X-17A-5 as of December 31, 2001.

Schedule 2

DUFF PHELPS SECURITIES, LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2001 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 3

DUFF PHELPS SECURITIES, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from the possession or control requirements under Rule 15c3-3, paragraph (k)(2)(I), of the Securities and Exchange Commission.